Execution Version

AMENDING AGREEMENT

THIS AMENDING AGREEMENT (the "Amending Agreement") is made as of January 22, 2021.

BETWEEN:

IM CANNABIS CORP., a company existing under the laws of the Province of British Columbia

(the "Purchaser")

- and -

TRICHOME FINANCIAL CORP., a corporation existing under the laws of the Province of Ontario

(the "Company")

WHEREAS the Purchaser and the Company entered into an arrangement agreement (the "Arrangement Agreement") dated as of December 30, 2020 which contemplates an arrangement of the Company under Section 182 of the Business Corporations Act (Ontario), pursuant to which the Company shall be acquired by the Purchaser;

AND WHEREAS the Plan of Arrangement is set forth as Schedule A to the Arrangement Agreement;

AND WHEREAS Section 8.1 of the Arrangement Agreement and Section 5.1 of the Plan of Arrangement allow the Parties to, inter alia, amend the Plan of Arrangement, at any time and from time to time, in accordance with the terms and conditions set forth therein;

AND WHEREAS the Company converted all of the outstanding Convertible Debentures in accordance with their terms resulting in the issuance of 4,769,238 Company Shares and the Parties wish to amend the Arrangement Agreement and Plan of Arrangement accordingly, as well as make certain other changes, all as set forth below.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. All capitalized terms used but not otherwise defined in this Amending Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

2. The Plan of Arrangement as set forth as Schedule A to the Arrangement Agreement is hereby deleted and replaced in its entirety with the amended and restated Plan of Arrangement attached hereto as Schedule A.

3. Section 2.2(1)(c)(ii) of the Arrangement Agreement is hereby deleted in its entirety and Section 2.2(1)(c)(iii) shall thereupon become Section 2.2(1)(c)(ii) and Section 2.2(1)(c)(iv) shall thereupon become Section 2.2(1)(c)(iii).

4. The number "4,769,230" in Section 6(b)(viii) of Schedule C to the Arrangement Agreement is deleted and replaced with the number "4,769,238".

5. The following phrase commencing on the second line of paragraph 5 of Schedule B of the Arrangement Agreement: "and the holders of the Company's outstanding 9.00% convertible debentures (the "Company Debentures")" and the following phrase commencing on the fifth line of paragraph 5 of Schedule "B" of the Arrangement Agreement: "or the holders of the Company Debentures", are each hereby deleted in their entirety.

6. Section 6.2(6) of the Arrangement Agreement is hereby deleted in its entirety and replaced with the following:

"No Change of Control Payments. No change of control or similar payments shall become owing by the Company or the Purchaser as a result of the completion of the Arrangement."

7. Except for the foregoing amendments, the Parties acknowledge and confirm that the Arrangement Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Arrangement Agreement and this Amending Agreement shall be deemed to constitute the entire Arrangement Agreement.

8. This Amending Agreement shall be binding upon and enure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns. This Amending Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9. This Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile or any other form of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first above written.

IM CANNABIS CORP.
By:	"Oren Shuster"
Name: Oren Shuster Title: Chief Executive Officer

TRICHOME FINANCIAL CORP.
By:	"Tim Diamond"
Name: Tim Diamond Title: Director

Amending Agreement

Schedule A

PLAN OF ARRANGEMENT

(see attached)

SCHEDULE "A"

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 182

OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of December 30, 2020 between the Purchaser and the Company, as amended January 22, 2021, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof prior to the Effective Time, providing for, among other things, the Arrangement.

"Arrangement Resolution" means the special resolution of the Company Shareholders approving this Plan of Arrangement to be considered at the Company Meeting.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

"Award Agreement" means any agreement between the Company and a participant in, or pursuant to, the Company PRSU, the Company Legacy Equity Incentive Plan and the Company Option Plan, in each case setting out the participant's entitlement to receive Company Legacy RSUs, Company Legacy PSUs, Company Legacy Options, Company PSUs, Company RSUs or Company Options, as the case may be, and the Company Shares issuable pursuant thereto upon settlement or exercise, as applicable.

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

"Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Company" means Trichome Financial Corp., a corporation existing under the Laws of the Province of Ontario.

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Company In-The-Money Option" means a Company Option having an In-The-Money Amount.

"Company Legacy Equity Incentive Plan" means the equity incentive plan of Trichome Financial Corp. (predecessor to the Company).

"Company Meeting" means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

"Company Options" means the outstanding options to acquire Company Shares granted pursuant to either of the Company Legacy Equity Incentive Plan or the Company Option Plan.

"Company Option Plan" means the share option plan approved by the Company Shareholders on July 8, 2019.

"Company Option Balance Shares" means in respect of an In-The-Money-Option, the number of Company Shares having a fair market value equal to the applicable source deductions in respect of such In-The-Money-Option.

"Company Option Shares" means the Company Shares to be issued to holders of Company In-The-Money Options pursuant to Section 2.3(e) of the Plan of Arrangement, which is equal to the In-The-Money Amount of such Company In-The-Money Options held by each Company Optionholder net of applicable source deductions, which shall be the amount obtained by dividing the applicable source deduction in respect of each Company In-The-Money Option held by such Company Optionholder by the Fair Market Value and rounding up to the nearest whole Company Share.

"Company Optionholder" means a holder of one or more Company Options.

"Company Out-Of-The-Money Option" means a Company Option that is not a Company In-The-Money Option.

"Company PRSU Plan" means the performance share unit and restricted share unit equity incentive plan of the Company approved by Company Shareholders on July 8, 2019.

"Company PSU Balance Shares" means the number of Company Shares resulting from the Company PSU Consideration less the Company PSU Net Payment.

"Company PSU Consideration" means, with respect to Company PSUs, one Company Share for each Company PSU.

"Company PSU Net Payment" means one Company Share for each Company PSU, net of applicable source deductions, which shall be the amount obtained by dividing the applicable source deduction in respect of a Company PSU Holder of each Company PSU by the Fair Market Value and rounding up to the nearest whole Company Share.

"Company PSU Holders" means the holders of Company PSUs.

"Company PSUs" means the outstanding performance share units of the Company issued pursuant to: (i) the Company Legacy Equity Incentive Plan; and (ii) the Company PRSU Plan.

"Company RSU Balance Shares" means the number of Company Shares resulting from the Company RSU Consideration less the Company RSU Net Payment.

"Company RSU Consideration" means, with respect to Company RSUs, one Company Share for each Company RSU.

"Company RSU Net Payment" means one Company Share for each Company RSU, net of applicable source deductions, which shall be the amount obtained by dividing the applicable source deduction in respect of a Company RSU Holder of each Company RSU by the Fair Market Value and rounding up to the nearest whole Company Share.

"Company RSU Holders" means the holders of Company RSUs.

"Company RSUs" means the outstanding restricted share units of the Company issued pursuant to: (i) the Company Legacy Equity Incentive Plan; and (ii) the Company PRSU Plan.

"Company Shareholders" means the registered or beneficial holders of Company Shares, as the context requires, except that with respect to Dissent Rights, Company Shareholders refers only to registered holders of Company Shares.

"Company Shares" means the common shares in the capital of the Company.

"Consideration" means the consideration to be received by Company Shareholders (other than Dissenting Holders) pursuant to this Plan of Arrangement, as consideration for their Company Shares and determined based on the Exchange Ratio.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Depositary" means any depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Purchaser Shares in connection with the Arrangement.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Holder" means a registered Company Shareholder who has validly exercised Dissent Rights in accordance with Section 3.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately entitled to be paid the fair value of the Company Shares held by such registered Company Shareholder.

"Effective Date" means the date shown on the Certificate of Arrangement, giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Exchange Ratio" means 0.981 of a Purchaser Share to be issued by the Purchaser for each one Company Share exchanged pursuant to the Arrangement, subject to adjustment in the manner and in the circumstances contemplated in Section 2.5 of this Plan of Arrangement.

"Fair Market Value" means the fair market value of the Company Shares on the Effective Date.

"Final Order" means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

"In-The-Money Amount" means, in respect of a Company Option, the amount, if any, by which the Fair Market Value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately prior to the Effective Time exceeds the exercise price of such Company Option.

"Interim Order" means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal to be delivered by the Company to the Company Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"OBCA" means the Business Corporations Act (Ontario).

"Parties" means the Company and the Purchaser, and "Party" means either of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 2.5 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

"Purchaser" means IM Cannabis Corp., a company existing under the Laws of the Province of British Columbia.

"Purchaser Shares" means the common shares in the authorized share structure of the Purchaser.

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

"Tax Act" means the Income Tax Act (Canada) and the regulations promulgated thereunder, each as amended.

"TJAC" means Trichome JWC Acquisition Corp., a corporation existing under the Laws of the Province of Ontario and a wholly-owned Subsidiary of the Company.

"TJAC Options" means options to purchase common shares of TJAC under the TJAC Option Plan.

"TJAC Option Balance Shares" means in respect of a TJAC Option, the number of Company Shares resulting from the TJAC Option Consideration less the TJAC Net Option Payment.

"TJAC Option Consideration" means for each TJAC Option 1.283659659 Company Shares.

"TJAC Optionholders" means the holders of options to purchase common shares of TJAC under the TJAC Option Plan.

"TJAC Net Option Payment" means 1.283659659 Company Shares for each TJAC Option, net of applicable source deductions, which shall be the amount obtained by dividing the applicable source deduction in respect of a TJAC Optionholder of each TJAC Option by the Fair Market Value and rounding up to the nearest whole Company Share.

"TJAC Option Plan" means the equity incentive plan of TJAC implemented on August 28, 2020.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2 Interpretation Not Affected by Headings

The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.4 Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders and neuter.

1.5 References to Persons and Statutes

A reference to a Person includes any successor to that Person. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.6 Currency

Unless otherwise stated in this Plan of Arrangement, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Computation of Time

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day that is a Business Day.

1.8 Time References

Time shall be of the essence in every matter or action contemplated hereunder. References to time are to Toronto time.

1.9 Certain Phrases, etc.

Wherever the word "including," "includes" or "include" is used in this Plan of Arrangement, it shall be deemed to be followed by the words "without limitation. The word "or" shall be disjunctive but not exclusive. The phrase "the aggregate of," "the total of," "the sum of" or a phrase of similar meaning means "the aggregate (or total or sum), without duplication of." References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) the Company; (ii) the Purchaser; (iii) the Depositary; (iv) the registrar and transfer agent of the Company; (v) Company Optionholders; (vi) Company RSU Holders; (vii) Company PSU Holders; (viii) the TJAC Optionholders; and (ix) all registered and beneficial Company Shareholders (including Dissenting Shareholders), in each case, without any further act or formality required on the part of any Person.

2.3 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the order set out below without any further authorizations, act or formality, in each case effective as at two minute intervals starting at the Effective Time:

(a) each of the Company Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have transferred, without further act or formality by or on behalf of any Dissenting Holder, to the Purchaser in consideration for a debt claim against the Purchaser for the amount determined under Article 3 , and:

(i) such Dissenting Holder shall cease to be the holder of such Company Shares and to have any rights as a Company Shareholder other than the right to be paid fair value for such Company Shares, as set out in Section 3.1;

(ii) such Dissenting Holder's name shall be removed as the holder of Company Shares from the applicable register of Company Shareholders maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Company Shares, free and clear of all Liens (other than the right to be paid fair value for such Company Shares as set out in Section 3.1), and shall be entered into the applicable register of Company Shareholders maintained by or on behalf of the Company; and

(b) notwithstanding any vesting provisions to which a Company RSU might otherwise be subject (whether by contract, the terms and conditions of any Award Agreement or grant, the terms and conditions of the Company Legacy Equity Incentive Plan or Company PRSU Plan or applicable Law), each Company RSU issued and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any Company RSU Holder, be deemed to be fully vested and shall be surrendered by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for the applicable Company RSU Consideration; and

(i) the relevant holder of such Company RSU will be issued Company Shares equal to the Company RSU Net Payment, having a fair market value equal to the Company RSU Consideration, net of applicable source deductions, and the Company RSU Net Payment issuable in connection therewith will be deemed to be issued to such holder of such Company RSUs as fully-paid and non-assessable Company Shares;

(ii) the Company RSU Balance Shares will be issued in trust for the relevant holder of such Company RSU to a securities dealer designated by the Purchaser, who is authorized on behalf of the relevant holder of such Company RSU, to sell in the capital markets or otherwise the Purchaser Shares received in exchange for such Company RSU Balance Shares pursuant to Section  2.3(h) to realize cash proceeds to satisfy the applicable source deductions in respect of the surrender of such Company RSUs, and the Company RSU Balance Shares issuable in connection therewith will be deemed to be issued to such holder of such Company RSUs as fully-paid and non-assessable Company Shares;

(iii) each holder of such Company RSU shall cease to be the holder thereof and to have any rights as a Company RSU Holder;

(iv) the name of each such holder shall be removed from the register of the Company RSU Holders maintained by or on behalf of the Company;

(v) each such former holder of such Company RSU shall be deemed to be the holder of the Company Shares comprising the Company RSU Consideration and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company and such Company Shares shall be issued to such former holder of such Company RSUs as fully paid and non-assessable Company Shares, provided that no share certificates shall be issued with respect to such Company Shares; and

(vi) all Award Agreements in respect of Company RSUs, grants and similar instruments relating thereto shall be cancelled;

(c) notwithstanding any vesting provisions to which a Company PSU might otherwise be subject (whether by contract, the terms and conditions of any Award Agreement or grant, the terms and conditions of the Company Legacy Equity Incentive Plan or Company PRSU Plan or applicable Law), each Company PSU issued and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any Company PSU Holder, be deemed to be fully vested and shall be surrendered by the holder thereof to the Company (free and clear of all Liens) and cancelled in exchange for the applicable Company PSU Consideration; and

(i) the relevant holder of such Company PSU will be issued Company Shares equal to the Company PSU Net Payment, having a fair market value equal to the Company PSU Consideration, net of applicable source deductions, and the Company PSU Net Payment issuable in connection therewith will be deemed to be issued to such holder of such Company PSUs as fully-paid and non-assessable Company Shares;

(ii) the Company PSU Balance Shares will be issued in trust for the relevant holder of such Company PSU to a securities dealer designated by the Purchaser, who is authorized on behalf of the relevant holder of such Company PSU, to sell in the capital markets or otherwise the Purchaser Shares received in exchange for such Company PSU Balance Shares pursuant to Section 2.3(h) to realize cash proceeds to satisfy the applicable source deductions in respect of the surrender of such Company PSUs, and the Company PSU Balance Shares issuable in connection therewith will be deemed to be issued to such holder of such Company RSUs as fully-paid and non-assessable Company Shares;

(iii) each holder of such Company PSU shall cease to be the holder thereof and to have any rights as a Company PSU Holder;

(iv) the name of each such holder shall be removed from the register of the Company PSU Holders maintained by or on behalf of the Company;

(v) each such former holder of such Company PSU shall be deemed to be the holder of the Company Shares comprising the Company PSU Consideration and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company, and such Company Shares shall be issued to such former holder of such Company PSUs as fully paid and non-assessable Company Shares, provided that no share certificates shall be issued with respect to such Company Shares;

(vi) all Award Agreements in respect of Company PSUs, grants and similar instruments relating thereto shall be cancelled; and

(vii) the Company PRSU Plan shall be terminated, and none of the Company nor the Purchaser shall have any further liabilities or obligations thereunder;

(d) each Company Out-Of-The-Money Option will be cancelled without any payment in respect thereof and the holder thereof will cease to be the holder of such Company Option, will cease to have any rights as a holder in respect of such Company Option, will be removed from the register of the Company Options, and all option agreements, grants and similar instruments relating thereto will be cancelled, and none of the Company nor the Purchaser shall have any further liabilities or obligations with respect thereto;

(e) each Company In-The-Money Option will be surrendered and cancelled in exchange for:

(i) the relevant In-The-Money Amount and the relevant Company Optionholder will be issued the Company Option Shares, having a fair market value equal to the relevant aggregate In-The-Money Amount, net of applicable source deductions, and the Company Option Shares will be deemed to be issued to such Company Optionholder as fully paid and non-assessable Company Shares, provided that no share certificates shall be issued with respect to such Company Shares;

(ii) the Company Option Balance Shares will be issued in trust for the relevant Company Optionholder to a securities dealer designated by the Purchaser is issued in trust the Company Option Balance Shares, who will be authorized on behalf of the relevant holder of such Company Optionholder, to sell in the capital markets or otherwise the Purchaser Shares received in exchange for such Company Option Balance Shares pursuant to Section 2.3(h) to realize cash proceeds to satisfy the applicable source deductions in respect of the surrender of such Company Options and the Company Option Balance Shares will be deemed to be issued to such Company Optionholder as fully paid and non-assessable Company Shares; and

(iii) the holder of such Company Option will cease to be the holder of such Company Option, will cease to have any rights as a holder in respect of such Company Option, will be removed from the applicable register of the Company Options, and all Award Agreements relating thereto will be cancelled, and neither the Company nor the Purchaser shall have any further liabilities or obligations with respect thereto

(f) the Company Option Plan and the Company Legacy Equity Incentive Plan shall each be terminated, and none of the Company nor the Purchaser shall have any further liabilities or obligations thereunder.

(g) notwithstanding any vesting provisions to which a TJAC Option might otherwise be subject (whether by contract, the terms and conditions of any Award Agreement or grant, the terms and conditions of the TJAC Option Plan or applicable Law), each TJAC Option issued and outstanding immediately prior to the Effective Time shall, without any further act or formality by or on behalf of any TJAC Optionholder, be deemed to be fully vested and shall be surrendered  by the holder thereof to TJAC (free and clear of all Liens) and cancelled in exchange for the TJAC Option Consideration; and

(i) TJAC will issue such number of TJAC common shares to the Company that is equal to the aggregate number of Company Shares required to be delivered by the Company pursuant to Section 2.3(g)(ii) in consideration of the Company issuing the aggregate TJAC Option Consideration in respect of all TJAC Options;

(ii) the Company will deliver to the relevant holder of such TJAC Option Company Shares equal to the TJAC Option Net Payment, having a fair market value equal to the TJAC Option Consideration, net of applicable source deductions, and the TJAC Net Option Payment issuable in connection therewith will be deemed to be issued to such holder of such TJAC Options as fully-paid and non-assessable;

(iii) the Company will issue in trust for the relevant holder of such TJAC Options to a securities dealer designated by the Purchaser the TJAC Option Balance Shares, who is authorized on behalf of the relevant holder of such TJAC Options, to sell in the capital markets or otherwise the Purchaser Shares received in exchange for such TJAC Option Balance Shares pursuant to Section 2.3(h) to realize cash proceeds to satisfy the applicable source deductions in respect of the surrender of such TJAC Options and the TJAC Option Balance Shares will be deemed to be issued to such TJAC Optionholder as fully paid and non-assessable Company Shares

(iv) each holder of such TJAC Option shall cease to be the holder thereof and to have any rights as a TJAC Optionholder;

(v) the name of each such holder shall be removed from the register of the TJAC Optionholders maintained by or on behalf of TJAC;

(vi) each such former holder of such TJAC Option shall be deemed to be the holder of the Company Shares comprising the TJAC Option Net Payment and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company, and such Company Shares shall be issued to such former holder of such TJAC Options as fully paid and non-assessable Company Shares, provided that no share certificates shall be issued with respect to such Company Shares;

(vii) all Award Agreements in respect of TJAC Options, grants and similar instruments relating thereto shall be cancelled; and

(viii) the TJAC Option Plan shall be terminated, and none of the Company, TJAC nor the Purchaser shall have any further liabilities or obligations thereunder;

(h) each Company Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised under Section 2.3(a) shall be deemed to be assigned and transferred by the holder thereof to the Purchaser in exchange for the Consideration; and

(i) each holder of such Company Shares shall cease to be the holder thereof and to have any rights as a Company Shareholder, other than the right to be paid the Consideration per Company Share in accordance with this Plan of Arrangement;

(ii) the name of the each such holder of Company Shares shall be removed from the register of the Company Shareholders maintained by or on behalf of the Company; and

(iii) the Purchaser shall be deemed to be the transferee of such Company Shares, free and clear of all Liens, and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company.

2.4 No Fractional Purchaser Shares

In no event shall any fractional Purchaser Shares be issued under this Plan of Arrangement. Where the aggregate number of Purchaser Shares to be issued to any Person as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Share being issuable, then the number of Purchaser Shares to be issued to such Person shall, without additional compensation, be rounded down to the nearest whole Purchaser Share.

2.5 Adjustments

The Consideration and the Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Purchaser Shares or Company Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Purchaser Shares or the Company Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

2.6 U.S. Securities Laws

Notwithstanding any provision herein to the contrary, the Purchaser and the Company agree that the Plan of Arrangement will be carried out with the intention that all Purchaser Shares to be issued as Consideration in connection with the Arrangement shall be exempt from registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof, and all such Purchaser Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the U.S. Securities Act (other than in the case of such Purchaser Shares issued to any Company Shareholder that is an "affiliate" (within the meaning of applicable rules under the U.S. Securities Act) of the Purchaser, or was such an "affiliate" within 90 days of the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1 Dissent Rights

Each registered holder of Company Shares may exercise dissent rights with respect to any Company Shares held by such holder (the "Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Holder that duly exercises such holder's Dissent Rights shall be deemed to have transferred the Company Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens (other than the right to be paid fair value for such Company Shares, as set out in this Section 3.1), as provided in Section 2.3(a) and if they:

(a) ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Purchaser, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Company Shares; or

(b) ultimately are not entitled, for any reason, to be paid fair value for such Company Shares, shall be deemed to have participated in the Arrangement on the same basis as a Company Shareholder that is not a Dissenting Holder and shall be entitled to receive only the Consideration contemplated by Section 2.3(h) hereof that such Dissenting Holder would have received pursuant to the Arrangement if such Dissenting Holder had not exercised its Dissent Rights.

3.2 Recognition of Dissenting Holders

(a) In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a), and the names of such Dissenting Holders shall be removed from the applicable registers of holders of Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(a) occurs.

(c) In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company Optionholders; (ii) Company RSU Holders; (iii) Company PSU Holders; and (iv) holders of Company Shares who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1 Payment and Delivery of Consideration

(a) Prior to the sending by the Company of the Articles of Arrangement to the Director, the Purchaser shall deliver, or cause to be delivered, the Purchaser Shares to the Depositary to satisfy the Consideration issuable to the Company Shareholders pursuant to this Plan of Arrangement (other than Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection).

(b) Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.3(h), together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the applicable Company Shareholder(s) shall be entitled to receive, in exchange therefor, and the Depositary shall deliver to such Person(s): a certificate(s) representing the number of Purchaser Shares to which such holder is entitled to receive under the Arrangement, which Purchaser Shares will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal; or (B) made available for pick-up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, and any certificate representing Company Shares or any evidence of entitlement to TJAC Options so surrendered shall forthwith thereafter be cancelled.

(c) Until surrendered as contemplated by this Section 4.1, each certificate that, immediately prior to the Effective Time, represented Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), and each evidence of entitlement to TJAC Options, shall be deemed, after the Effective Time, to represent only the right to receive, upon such surrender, the Consideration in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Company Shares or any such evidence of entitlement of TJAC Options, not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder or TJAC Optionholder of any kind or nature against or in the Company, TJAC or the Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be delivered by the Depositary to the Purchaser or as directed by the Purchaser.

(d) Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

4.2 Lost Certificates

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Shareholder has the right to receive in accordance with Section 2.3. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, if as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser (acting reasonably) against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary, acting reasonably, determines are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Each of the Purchaser, the Company and the Depositary shall be permitted to sell or otherwise dispose of, on behalf of any Person, such portion of the Purchaser Shares or any other consideration deliverable under the Arrangement to such Person as is necessary to provide sufficient funds to enable the Purchaser, the Company or the Depositary to deduct, withhold or remit any amount for purposes of this Section 4.3 and the Purchaser, the Company or the Depositary, as the case may be, shall notify the applicable Person of the details of such disposition, including the gross and net proceeds and any adjustments thereto, and shall remit any unapplied balance of the net proceeds of such sale or other disposition to the Person.

Notwithstanding the foregoing, neither the Purchaser, the Company. TJAC nor the Depositary, as applicable, shall be entitled to deduct or withhold from any consideration payable or otherwise deliverable to any Company PSU Holder, Company RSU Holder, Company Optionholder or TJAC Optionholder (including without limitation, any amounts payable pursuant to Section 3.1) any amounts required or permitted to be deducted and withheld with respect to such payment under the Tax Act, or any provision of any other Law other than as expressly set forth in the Plan of Arrangement (including, for greater certainty, Sections 2.3(b), 2.3(c), 2.3(e) and 2.3(g) hereof.

4.4 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 5
AMENDMENTS

5.1 Amendments to Plan of Arrangement

(a) The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must: (i) be set out in writing; (ii) be approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to Company Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Purchaser or the Company (subject to the Arrangement Agreement), as applicable, shall have consented thereto), with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Shareholder.

ARTICLE 6
FURTHER ASSURANCES

6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions set out in this Plan of Arrangement.